Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Jaguar Mining Q4 and FY 2009 Earnings Conference Call Details and
     Information Concerning Analyst Trip to Jaguar's Operations in Brazil

     NOTICE OF CONFERENCE CALL: Tuesday, March 23 (at) 10:00 a.m. EDT

     JAG - TSX/NYSE

     CONCORD, NH, March 5 /CNW/ - Jaguar Mining Inc. ("Jaguar" or "the
Company") (JAG: TSX/NYSE) will release its Q4 and FY 2009 financial and operating results after the market close on March 22, 2010. The Company will hold a conference call the following morning, March 23 at 10:00 a.m. EDT, to discuss the results.

     <<
                  From North America:     800-218-5691
                  International:          213-416-2192
                  Replay:
                  From North America:     800-675-9924
                  International:          213-416-2185
                  Replay ID:              32310
                  Webcast:                www.jaguarmining.com
     >>

     Analyst Trip to Jaguar's Operations

     Jaguar will be hosting a tour of its operations in Brazil April 13-16 and is open to qualified investors and analysts. If you have an interest in participating in this upcoming tour, please contact Valeria DioDato or Bob
Zwerneman.

     About Jaguar

     Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and has plans to develop the Gurupi Project in northern Brazil in the state of
Maranho. Jaguar is actively exploring and developing additional mineral resources at its approximate 575,000-acre land base in Brazil. The Company has no gold hedges in place thereby providing the leverage to gold prices directly to its investors. Additional information is available on the Company's website at www.jaguarmining.com.

     %CIK: 0001333849

     /For further information: Investors and analysts: Bob Zwerneman, Vice
President, Corporate Development and Director of Investor Relations, (603)
224-4800, bobz(at)jaguarmining.com; Media inquiries: Valeria Rezende DioDato,
Director of Communication, (603) 224-4800, valeria(at)jaguarmining.com/
     (JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 15:42e 05-MAR-10